UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Oatly Group AB

Interim condensed consolidated financial statements

For the three months ended March 31, 2023

Part I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)		Three months ended March 31,
(in thousands of U.S. dollars, except share and per share data)	Note	2023	2022
Revenue	5	195,645	166,186
Cost of goods sold		(161,557)	(150,338)
Gross profit		34,088	15,848
Research and development expenses		(5,714)	(4,264)
Selling, general and administrative expenses		(98,855)	(104,073)
Other operating income and (expenses), net		(1,088)	332
Operating loss		(71,569)	(92,157)
Finance income and (expenses), net	7	(1,996)	3,577
Loss before tax		(73,565)	(88,580)
Income tax (expense)/benefit	8	(2,012)	1,121
Loss for the period attributable to shareholders of the parent		(75,577)	(87,459)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	24	(0.13)	(0.15)
Weighted average common shares outstanding:
Basic and diluted	24	592,319,923	591,777,001

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2023	2022
Loss for the period	(75,577)	(87,459)
Other comprehensive loss:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations	7,353	(22,954)
Total other comprehensive loss for the period	7,353	(22,954)
Total comprehensive loss for the period	(68,224)	(110,413)

Loss for the period and total comprehensive loss are, in their entirety, attributable to shareholders of the parent.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(in thousands of U.S. dollars)	Note	March 31, 2023	December 31, 2022
		(Unaudited)
ASSETS
Non-current assets
Intangible assets	9	128,301	127,688
Property, plant and equipment	10	505,930	492,952
Right-of-use assets	11	113,257	108,598
Other non-current receivables	12	44,382	7,848
Deferred tax assets	8	3,637	5,860
Total non-current assets		795,507	742,946
Current assets
Inventories	14	108,207	114,475
Trade receivables	15	106,676	100,955
Current tax assets		254	243
Other current receivables	16	32,197	17,818
Prepaid expenses		26,909	23,413
Cash and cash equivalents	17	78,830	82,644
		353,073	339,548
Assets held for sale	18	—	142,703
Total current assets		353,073	482,251
TOTAL ASSETS		1,148,580	1,225,197
EQUITY AND LIABILITIES
Equity	19
Share capital		105	105
Treasury shares		(0)	(0)
Other contributed capital		1,628,045	1,628,045
Foreign currency translation reserve		(164,130)	(171,483)
Accumulated deficit		(733,054)	(665,524)
Total equity attributable to shareholders of the parent		730,966	791,143
Liabilities
Non-current liabilities
Lease liabilities	11	88,191	82,285
Liabilities to credit institutions	20	2,725	2,668
Deferred tax liabilities	8	679	—
Provisions	21	7,422	7,194
Total non-current liabilities		99,017	92,147
Current liabilities
Lease liabilities	11	14,949	16,823
Liabilities to credit institutions	20	102,791	49,922
Trade payables		66,912	82,516
Current tax liabilities		3,713	5,515
Other current liabilities		10,259	11,823
Accrued expenses	22	117,746	123,037
Provisions	21	2,227	3,800
		318,597	293,436
Liabilities directly associated with the assets held for sale	18	—	48,471
Total current liabilities		318,597	341,907
Total liabilities		417,614	434,054
TOTAL EQUITY AND LIABILITIES		1,148,580	1,225,197

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

		Attributable to shareholders of the parent
(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance at December 31, 2022	6, 19	105	(0)	1,628,045	(171,483)	(665,524)	791,143
Loss for the period		—	—	—	—	(75,577)	(75,577)
Other comprehensive loss		—	—	—	7,353	—	7,353
Total comprehensive loss for the period		—	—	—	7,353	(75,577)	(68,224)
Share-based payments		—	—	—	—	8,047	8,047
Balance at March 31, 2023		105	(0)	1,628,045	(164,130)	(733,054)	730,966

		Attributable to shareholders of the parent
(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance at December 31, 2021	6, 19	105	—	1,628,103	(74,486)	(308,423)	1,245,299
Loss for the period		—	—	—	—	(87,459)	(87,459)
Other comprehensive loss		—	—	—	(22,954)	—	(22,954)
Total comprehensive loss for the period		—	—	—	(22,954)	(87,459)	(110,413)
Share-based payments		—	—	—	—	10,037	10,037
Balance at March 31, 2022		105	—	1,628,103	(97,440)	(385,845)	1,144,923

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flow

(Unaudited)		For the three months ended March 31,
(in thousands of U.S. dollars)	Note	2023	2022
Operating activities
Net loss		(75,577)	(87,459)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	9,10,11	12,233	10,731
—Write-downs of inventories	14	3,468	2,024
—Impairment gain on trade receivables	15	(342)	(207)
—Share-based payments expense	6	8,047	10,037
—Movements in provisions	21	(1,596)	—
—Finance income and expenses, net	7	1,996	(3,577)
—Income tax expense/(benefit)	8	2,012	(1,121)
—Other		(478)	8
Interest received		346	668
Interest paid		(3,752)	(3,067)
Income tax paid		(1,031)	(476)
Changes in working capital:
—Decrease/(increase) in inventories	14	3,524	(6,271)
—(Increase)/decrease in trade receivables, other current receivables, prepaid expenses	15,16	(7,120)	8,903
—(Decrease)/increase in trade payables, other current liabilities, accrued expenses	22	(12,942)	869
Net cash flows used in operating activities		(71,212)	(68,938)
Investing activities
Purchase of intangible assets	9	(983)	(1,435)
Purchase of property, plant and equipment	10	(27,139)	(53,278)
Proceeds from sale of assets held for sale	18	43,998	—
Proceeds from short-term investments		—	53,266
Net cash flows from/(used) in investing activities		15,876	(1,447)
Financing activities
Repayment of liabilities to credit institutions	20	(339)	(528)
Proceeds from liabilities to credit institutions	20	52,736	—
Repayment of lease liabilities	11	(3,592)	(3,637)
Net cash flows from/(used) in financing activities		48,805	(4,165)
Net increase in cash and cash equivalents		(6,531)	(74,550)
Cash and cash equivalents at the beginning of the period		82,644	295,572
Exchange rate differences in cash and cash equivalents		2,717	(1,977)
Cash and cash equivalents at the end of the period	17	78,830	219,045

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of significant accounting policies

The interim condensed consolidated financial statements of Oatly Group AB for the three months ended March 31, 2023 and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern, and there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. In forming this judgment the Group has taken into consideration principal conditions, events and assumptions in relation to the Group’s ability to meet its obligations. This includes plans specific to forecast business performance, capex phasing and, cost-saving initiatives. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2022, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise stated.

New and amended standards and interpretations issued but not yet adopted

There are no International Financial Reporting Standards (“IFRS”) or International Financial Reporting Standards Interpretations Committee (“IFRS IC”) interpretations that are expected to have a material impact on the Group in the current or future reporting periods or on foreseeable future transactions.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2022.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectation of future events.

Note 4. Seasonality

To date, the Group has not experienced any pronounced seasonality, but such fluctuations may have been masked by the Group's historical rapid growth, COVID-19 consumption dynamics, and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of our markets, the Group expects to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in the Asia region compared to the remaining quarterly periods of the year.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 5. Segment information

5.1 Revenue, Adjusted EBITDA and EBITDA

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2023	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	98,216	64,041	33,388	—	—	195,645
Intersegment revenue	851	—	1,440	—	(2,291)	—
Total segment revenue	99,067	64,041	34,828	—	(2,291)	195,645
Adjusted EBITDA	6,584	(10,306)	(16,716)	(29,435)	—	(49,873)
Share-based compensation expense	(1,022)	(1,044)	(1,411)	(4,570)	—	(8,047)
Restructuring costs(1)	(1,008)	(187)	—	—	—	(1,195)
Costs related to the YYF transaction(2)	—	(221)	—	—	—	(221)
EBITDA	4,554	(11,758)	(18,127)	(34,005)	—	(59,336)
Finance income and (expenses), net	—	—	—	—	—	(1,996)
Depreciation and amortization	—	—	—	—	—	(12,233)
Loss before income tax	—	—	—	—	—	(73,565)

Three months ended March 31, 2022	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	90,483	47,017	28,686	—	—	166,186
Intersegment revenue	15,046	572	—	—	(15,618)	—
Total segment revenue	105,529	47,589	28,686	—	(15,618)	166,186
Adjusted EBITDA	(5,856)	(22,013)	(14,967)	(28,553)	—	(71,389)
Share-based compensation expense	(1,584)	(1,292)	(1,949)	(5,212)	—	(10,037)
EBITDA	(7,440)	(23,305)	(16,916)	(33,765)	—	(81,426)
Finance income and (expenses), net	—	—	—	—	—	3,577
Depreciation and amortization	—	—	—	—	—	(10,731)
Loss before income tax	—	—	—	—	—	(88,580)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2023 refer to intersegment revenue for sales of products from EMEA to Asia and from Asia to EMEA. Eliminations in 2022 refer to intersegment revenue for sales of products from EMEA to Asia and from Americas to Asia.

(1)
Relates to severance payments as the Company reviews its organizational structure.
(2)
Relates to the close of the YYF Transaction. See Note 18 Non-current assets held for sale for further details.

5.2 Non-current assets by country

Non-current assets for this purpose consist of property, plant and equipment and right-of-use assets.

	March 31, 2023	December 31, 2022
UK	198,661	186,759
US	130,390	130,295
China	122,979	122,495
Sweden	113,278	108,073
Singapore	29,083	29,944
Other	24,796	23,984
Total	619,187	601,550

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.3 Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	For the three months ended March 31,
	2023	2022
US	63,213	46,626
UK	32,373	31,421
China	29,069	24,508
Germany	26,183	21,171
Sweden	12,564	13,421
The Netherlands	7,048	6,974
Finland	5,953	6,513
Other	19,242	15,552
Total	195,645	166,186

5.4 Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Three months ended March 31, 2023	EMEA	Americas	Asia	Total
Retail	82,924	33,252	6,083	122,259
Foodservice	14,814	29,366	21,712	65,892
Other	478	1,423	5,593	7,494
Total	98,216	64,041	33,388	195,645

Three months ended March 31, 2022	EMEA	Americas	Asia	Total
Retail	76,074	25,386	3,040	104,500
Foodservice	14,214	20,298	21,635	56,147
Other	195	1,333	4,011	5,539
Total	90,483	47,017	28,686	166,186

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 14% in the three months ended March 31, 2023 and 2022, respectively, were derived from a single external customer in the foodservice channel. The revenues were attributed to the Americas and Asia segments.

Note 6. Share-based compensation

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of shares under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 19 Share capital and other contributed capital.

During the three months ended March 31, 2023, under the 2021 Plan, the Company issued no new RSUs. The RSUs are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date. No RSUs vested during the three months ended March 31, 2023.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Weighted average grant date fair value ($)
As of December 31, 2022	8,147,594	4.42
Forfeited during the period	(400,262)	4.02
As of March 31, 2023	7,747,332	4.44

During the three months ended March 31, 2023, under the 2021 Plan, the Company issued no new stock options. The stock options are accounted for as equity-settled share-based payment transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment. No stock options vested during the three months ended March 31, 2023.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of stock options	Weighted average exercise price ($)
As of December 31, 2022	14,339,052	9.40
Forfeited during the period	(40,322)	9.92
Expired during the period	(91,910)	17.00
As of March 31, 2023	14,206,820	9.39
Vested and exercisable as of March 31, 2023	2,162,581	16.90

The fair value at grant date of the stock options granted during the financial year 2022 was USD 1.49 for the May 2022 grant date and USD 0.86 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was USD 6.24 for the May 2021 grant date and USD 3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Share-based payments expense was $8.0 million for the three months ended March 31, 2023 (2022: $10.0 million).

Note 7. Finance income and expenses

	Three months ended March 31,
	2023	2022
Interest income	346	668
Net foreign exchange gain	1,101	6,946
Interest expenses—loan from credit institutions	(2,139)	(1,227)
Interest expenses—lease liabilities	(2,030)	(2,049)
Fair value changes—derivatives	971	616
Fair value changes short-term investments	—	(1,254)
Other financial expenses	(245)	(123)
Total finance income and (expenses), net	(1,996)	3,577

Note 8. Income tax

Total tax expense for the three months ended March 31, 2023 was $2.0 million. Total tax benefit for the three months ended March 31, 2022 was $ 1.1 million. The effective tax rate for the three months ended March 31, 2023 was 2.7%, and for the three months ended March 31, 2022 the effective tax rate was (1.3%). Unrecognized tax losses in Sweden is the main driver of the Group’s effective tax rate. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 9. Intangible assets

A summary of the intangible assets as at March 31, 2023 and December 31, 2022 is as follows:

	Goodwill	Capitalized software	Other Intangible assets	Ongoing development costs	Total
Cost
At December 31, 2022	112,904	13,821	5,495	1,214	133,434
Additions	—	—	474	204	678
Exchange differences	826	82	42	10	960
At March 31, 2023	113,730	13,903	6,011	1,428	135,072
Accumulated amortization
At December 31, 2022	—	(3,592)	(2,154)	—	(5,746)
Amortization charge	—	(687)	(291)	—	(978)
Exchange differences	—	(30)	(17)	—	(47)
At March 31, 2023	—	(4,309)	(2,462)	—	(6,771)
Cost, net accumulated amortization
At December 31, 2022	112,904	10,229	3,341	1,214	127,688
At March 31, 2023	113,730	9,594	3,549	1,428	128,301

Amortization expense for the three months ended March 31, 2023 was $1.0 million (2022: $0.8 million).

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at March 31, 2023 and December 31, 2022 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2022	77,059	243,399	225,940	546,398
Additions	—	997	13,859	14,856
Disposals	(8)	—	(234)	(242)
Reclassifications	4,241	17,504	(21,745)	—
Exchange differences	554	2,068	4,168	6,790
At March 31, 2023	81,846	263,968	221,988	567,802
Accumulated depreciation and impairment
At December 31, 2022	(9,369)	(44,077)	—	(53,446)
Depreciation charge	(1,321)	(6,522)	—	(7,843)
Impairment	—	(171)	—	(171)
Exchange differences	(77)	(335)	—	(412)
At March 31, 2023	(10,767)	(51,105)	—	(61,872)
Cost, net accumulated depreciation
At December 31, 2022	67,690	199,322	225,940	492,952
At March 31, 2023	71,079	212,863	221,988	505,930

The additions in construction in progress during the three months ended March 31, 2023 are mainly related to investment in new and existing production facilities.

Reclassifications between Construction in progress and Land and buildings and Plant and machinery are mainly related to the Landskrona, Sweden production facility.

Depreciation expense for the three months ended March 31, 2023 was $7.8 million (2022: $7.2 million).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 11. Leases

One sublease agreement related to the YYF Transaction commenced during the three months ended March 31, 2023. The addition to the right-of-use asset amounts to $2.8 million. See Note 18 Non-current assets held for sale for further details of the YYF Transaction.

One lease agreement related to the headquarters office in Malmö, Sweden, commenced during the three months ended March 31, 2023. The addition to the right-of-use asset amounts to $5.6 million.

Lease terms for production facilities are generally between 10 and 40 years, and lease terms for other properties (i.e., offices) are generally between one and 10 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2022	100,113	30,525	130,638
Increases	8,847	418	9,265
Decreases	(4,219)	(382)	(4,601)
Exchange differences	1,781	258	2,039
At March 31, 2023	106,522	30,819	137,341
Accumulated depreciation
At December 31, 2022	(13,098)	(8,942)	(22,040)
Depreciation charge	(2,047)	(1,318)	(3,365)
Decreases	997	556	1,553
Exchange differences	(163)	(69)	(232)
At March 31, 2023	(14,311)	(9,773)	(24,084)
Cost, net accumulated depreciation
At December 31, 2022	87,015	21,583	108,598
At March 31, 2023	92,211	21,046	113,257

The increase for the three months ended March 31, 2023 mainly relates to the lease agreements described above.

Below is the maturity analysis of lease liabilities:

Lease liabilities	March 31, 2023
Maturity Analysis
Less than 3 months	3,857
Between 3 months and 1 year	11,570
Between 1 and 2 years	17,014
Between 2 and 5 years	33,430
After 5 years	122,894
Total lease commitments	188,765
Impact of discounting remaining lease payments	(85,625)
Total lease liabilities at March 31, 2023	103,140
Lease liabilities included in the condensed consolidated statement of financial position at March 31, 2023
Non-current	88,191
Current	14,949
Total	103,140

The Group has the following lease agreements, which had not commenced as of March 31, 2023, but to which the Group is committed:

•
One lease agreement regarding research and development premises in Lund, Sweden, under which the Group's obligations amount to $13.1 million for a term of 15 years. The lease has a commencement date of September 1, 2023.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.7 million for a term of six years. The lease will commence during 2024.

Note 12. Other non-current receivables

	March 31, 2023	December 31, 2022
Deposits	1,795	1,802
Promissory note	20,000	—
Long-term prepaid expenses	19,345	3,070
Other receivables	3,242	2,976
Total	44,382	7,848

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas, to YYF. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12,56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the Ogden, Utah and Dallas-Fort Worth facilities due to the YYF transaction.

For further information on the YYF transaction, see Note 18 Non-current assets held for sale.

Note 13. Fair value of financial instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Specific valuation techniques used in level 2 to value financial instruments include:

•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at March 31, 2023	Level 1	Level 2	Level 3
Financial asset
Derivatives (part of other current assets)	—	664	—
Total financial assets	—	664	—

Recurring fair value measurements at December 31, 2022	Level 1	Level 2	Level 3
Financial liabilities
Derivatives (part of other current liabilities)	—	316	—
Total financial liabilities	—	316	—

There were no transfers between the levels during the three months ended March 31, 2023 and the year ended December 31, 2022.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The carrying amount of the promissory note, is a reasonable approximation of fair value since the transaction was closed on March 1, 2023, and there have been no significant changes to credit risk or market rates during the period March 1 until March 31, 2023. See Note 12 Other non-current receivables.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Note 14. Inventories

	March 31, 2023	December 31, 2022
Raw materials and consumables	20,709	20,638
Finished goods	87,498	93,837
Total	108,207	114,475

Inventories recognized as an expense for the three months ended March 31, 2023 amounted to $152.9 million (2022: $141.9 million). The expenses were included in cost of goods sold.

Write-downs of inventories to net realizable value for the three months ended March 31, 2023 amounted to $3.5 million (2022: $2.0 million). The write-downs were recognized as an expense for each period and included in cost of goods sold.

Note 15. Trade receivables

	March 31, 2023	December 31, 2022
Trade receivables	108,426	104,685
Less: allowance for expected credit losses	(1,750)	(3,730)
Trade receivables—net	106,676	100,955

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	March 31, 2023	December 31, 2022
EUR	32,600	26,692
USD	27,072	23,192
GBP	25,038	22,004
CNY	11,535	17,372
SEK	3,565	3,377
HKD	1,526	3,667
SGD	1,644	1,525
Other	3,696	3,126
Total	106,676	100,955

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 16. Other current receivables

	March 31, 2023	December 31, 2022
Derivatives	664	—
Credit toward future capital expenditures	13,748	—
Value added tax	10,313	11,109
Advance payments to vendors	1,605	3,078
Other	5,867	3,631
Total	32,197	17,818

The credit toward future capital expenditures is related to the YYF transaction, for the completion of oat base capacity at the Dallas-Fort Worth facility. For further information on the YYF transaction, see Note 18 Non-current assets held for sale.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 17. Cash and cash equivalents

	March 31, 2023	December 31, 2022
Cash and cash equivalents
Short-term deposits	25,014	13,894
Cash at bank and on hand	53,816	68,750
Total	78,830	82,644

Short-term deposits are time deposits and structured deposits, with maturities of one to three months. The deposits can be withdrawn at any time before maturity date. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

Note 18. Non-current assets held for sale

On December 30, 2022, Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Ya YA Foods USA LLC (“YYF”), and parent Aseptic Beverage Holdings LP, a Delaware limited partnership (“Buyer Parent”), to establish a strategic partnership pursuant to which Oatly, Inc. would sell its manufacturing facilities in Ogden, Utah and Dallas-Fort Worth (together, the “Facilities”), to YYF. Subject to the terms and conditions of the Asset Purchase Agreement, YYF would acquire a majority of the assets that were used in the operation of the Facilities and assume the obligations arising under the real property leases and certain contracts for and related to the Facilities. The assets subject to the Asset Purchase Agreement were included in the Americas reportable segment. As of December 31, 2022, these assets met the criteria for classification as held for sale. As part of the transaction and reclassification to held for sale, an impairment of $38.3 million was recognized to reduce the carrying amount of the assets to their fair value less costs of disposal. The impairment was recognized as other operating expenses in the consolidated statement of operations as of December 31, 2022.

The major classes of assets and liabilities of the Group classified as held for sale as at December 31, 2022 were, as follows:

December 31, 2022
Assets
Property, plant and equipment	110,128
Right-of-use assets	32,575
Assets held for sale	142,703

Liabilities
Non-current lease liabilities	40,967
Current lease liabilities	3,827
Provisions	3,677
Liabilities directly associated with assets held for sale	48,471
Net assets directly associated with disposal group	94,232

On January 25, 2023, a consent letter was entered into in connection with the SRCF Agreement pursuant to which the lenders under the SRCF Agreement agreed that the YYF Transaction shall constitute a permitted disposal for the purposes of the SRCF Agreement.

On March 1, 2023, the YYF Transaction closed, and the Group and its wholly owned subsidiary, Oatly US Operations & Supply Inc. sold its manufacturing facility in Ogden, Utah and the manufacturing facility being constructed at Dallas-Fort Worth, Texas to YYF in connection with the establishment of a strategic manufacturing alliance with YYF, pursuant to the terms of that certain asset purchase agreement with YYF and its parent company Aseptic Beverage Holdings LP, dated December 30, 2022 (collectively, the “YYF Transaction”). Pursuant to the terms and conditions of the Asset Purchase Agreement, YYF acquired a majority of the assets that are used in the operation of the Facilities and assumed the Company’s obligations arising under the real property leases and certain contracts for and related to the Facilities. The Company continues to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company continues to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. In connection with the YYF Transaction, YYF and the Company also have entered into a contract manufacturing agreement pursuant to which YYF will manufacture certain finished products for the Company, using oat base supplied by Oatly (the “Co-Pack Agreement”).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

As consideration for the YYF Transaction, the Company received an aggregate purchase price of approximately $102.6 million. Of this aggregate purchase price, $86.5 million is attributable to the Ogden Facility, of which (a) $72.0 million was paid to the Company through a combination of $52.0 million cash and $20.0 million in the form of a promissory note from the Buyer Parent to the Company, and (b) $14.5 million is in the form of a credit toward future use of shared assets at the Ogden Facility. The remaining $16.1 million of the aggregate purchase price is attributable to the DFW Facility, of which (a) $13.6 million is a credit toward future capital expenditures associated with completion of oat base capacity at the DFW Facility, and (b) $2.5 million is in the form of a credit toward future use of shared assets at the DFW Facility. As part of the consideration for the Transaction, the Buyer Parent issued a promissory note for $20 million to the Company due May 31, 2028 (the “Note”). The interest rate of the Note begins at 8% and escalates an additional 2% each year. The Note is guaranteed by the founder and chief executive officer of the Buyer Parent. The Buyer Parent’s obligation under the Note may be offset by amounts owed to YYF under the Co-Pack Agreement only if such amounts are not paid in accordance with the Co-Pack Agreement. The Note also contains other customary terms and conditions.

Note 19. Share capital and other contributed capital

In May 2021, the shareholders resolved to issue 69,497 thousand warrants to secure the future delivery of shares under the 2021 Plan. During May 2022, the Company exercised 650 thousand warrants. As of March 31, 2023 and December 31, 2022, there were 68,847 thousand warrants outstanding.

Upon exercise of the warrants in May 2022, 650 thousand ordinary shares were allotted and issued, and 387 thousand of these were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021 grant. In November 2022, an additional 156 thousand were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the November 2021 grant. The remaining balance is held as treasury shares to enable the Company's timely delivery of shares upon the exercise of outstanding share options and to meet future vesting of the RSUs.

As of March 31, 2023 and December 31, 2022, 592,320 thousand ordinary shares were registered, and the par value per share was $0.00018 (SEK 0.0015) The Company had 107 thousand treasury shares as of March 31, 2023 and December 31, 2022.

Note 20. Liabilities to credit institutions

	March 31, 2023	December 31, 2022
Non-current liabilities to credit institutions	2,725	2,668
Current liabilities to credit institutions, consisting of the following:
—Liabilities to credit institutions	102,791	49,922
Total	105,516	52,590

As of March 31, 2023 and December 31, 2022, the liabilities to credit institutions balance amount to $105.5 million and $52.6 million, respectively, and is related to outstanding amounts under the Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) and European Investment Fund Facility (“EIF Facility”).

The EIF Facility was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. As of March 31, 2023 and December 31, 2022, the Group had €3.4 million (equivalent of $3.7 million) and €3.8 million (equivalent of $4.0 million), respectively, outstanding on the EIF Facility.

As of March 31, 2023 and December 31, 2022, the Group had utilized loan amounts under the SRCF Agreement of SEK 1.000 million (equivalent of $ 96.4 million) and SEK 500 million (equivalent of $48.2 million), respectively.

In November 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $21.8 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). As of March 31, 2023, the Group had RMB 30 million (equivalent of $4.4 million) outstanding on the CMB Credit Facility. As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility.

For more information on the Company's credit facilities, see Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources”.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

For changes in facilities and borrowings after the reporting period, see Note 26 Events after the end of the reporting period.

Note 21. Provisions

	Restructuring	Decommissioning
At December 31, 2022	3,800	7,194
Charged to the consolidated statement of operations:
- Additional provisions recognized	1,110	—
- Unwinding of discount effect	—	64
Amounts used during the year	(2,707)	—
Charged to other comprehensive loss:
- Exchange differences	24	164
At March 31, 2023	2,227	7,422
Current	2,227	—
Non-current	—	7,422

The provision recognized for decommissioning costs is relates to the restoration costs for leased production facilities. The decommissioning is expected to be settled at the end of the respective lease term.

Note 22. Accrued expenses

	March 31, 2023	December 31, 2022
Accrued production expenses	25,581	28,286
Accrued personnel expenses	31,612	32,169
Accrued logistics costs	13,126	19,699
Accrued variable consideration	18,034	15,575
Accrued marketing and sales expenses	7,061	6,279
Other accrued expenses	22,332	21,029
Total	117,746	123,037

Note 23. Related party disclosures

Share-based compensation to related parties

Information about share-based compensation to related parties is found in Note 6 Share-based compensation.

Transactions with related parties

For the three months ended March 31, 2023, the Company expensed $0.4 million (2022: $0.1 million) pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of the Board of Directors, is a 33% owner.

Note 24. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period (net of treasury shares).

	Three months ended March 31,
	2023	2022
Loss for the period attributable to the shareholders of the parent	(75,577)	(87,459)
Weighted average number of shares outstanding (thousands)	592,320	591,777
Basic and diluted loss per share, U.S. $	(0.13)	(0.15)

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended March 31,
(in thousands)	2023	2022
Restricted stock units	7,747,332	1,673,939
Stock options	14,206,820	6,958,312

Note 25. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify significant terms, including fixed or minimum services to be purchased and fixed, minimum or variable price provisions. In 2022, the Group consolidated the use of co-packers and increased the utilization of expanded in-house manufacturing facilities. The lower allocation of volumes to co-packing resulted in volume shortfall expenses of $4.8 million for the three months ended March 31, 2022. For the three months ended March 31, 2023 the consolidated use of co-packers continued in Americas, resulting in volume shortfall expenses of $1.8 million. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases and property, plant and equipment

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 11 Leases.

As of March 31, 2023, the Group is committed to various purchase agreements regarding production equipment in Peterborough, UK and in Dallas-Fort Worth, Texas, under which the Group’s obligations amount to $27.2 million (2022: $67.2 million) and $3.4 million (2022: $0 million), respectively.

As of December 31, 2022, the Group had commitments of $19.3 million related to the Dallas-Fort Worth, Texas, which have been transferred to YYF as part of the close of the YYF Transaction in on March 1, 2023. Refer to Note 18 Non-current assets held for sale for further details on the YYF Transaction.

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360-AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The operative consolidated complaint alleges violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. In December 2022, the parties in In re Oatly Group AB Securities Litigation completed briefing of the defendants’ motion to dismiss the operative consolidated complaint; that motion is pending before the United States District Court for the Southern District of New York. The Company disputes each and every claim and intends to defend these matters vigorously.

Note 26. Events after the end of the reporting period

On March 23, 2023 and April 18, 2023 the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, collectively, the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms. The U.S. Notes were subject to mandatory redemption if the Term Loan B Credit Agreement (as defined below) was not executed. The proceeds from the U.S. Notes were held in an escrow account and not released to the Company until the Term Loan B Credit Agreement was executed.

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 24, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of their conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes and the Swedish Notes, respectively. The Convertible Notes benefit from the same covenants limiting incurrence of financial indebtedness by the Company and its subsidiaries as are contained in the current Term Loan B Credit Agreement.

On April 18, 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $202.4 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $48.2 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the Term Loan B Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement rank pari passu with, and share in the same security and guarantees from, material companies in the group as, the EIF Facility and the Term Loan B Credit Agreement (as defined below) by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, the Company entered into a Term Loan B Credit Agreement (the “Term Loan B Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. The term of the Term Loan B Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly instalments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The Term Loan B Credit Agreement, contains ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The Term Loan B Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the Term Loan B Credit Agreement ranks pari passu with, and shares in the same security and guarantees from material companies in the group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an Intercreditor Agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain Convertible Senior PIK Notes. The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

On May 8, 2023, the Company’s number of shares increased by 2,882,164 shares following the exercise of 2,882,164 warrants issued to secure the future delivery of shares under the 2021 Plan. The 2,882,164 shares issued are held as treasury shares to enable delivery of shares to participants under the 2021 Plan. As of May 9, 2023, the number of shares in the Company amounts to 595,309,165, of which 2,989,242 are held as treasury shares, making the outstanding number of shares 592,319,923.

On May 9, 2023 the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in convertible notes, resulting in approximately $34 million in financing after reflecting an original issue discount of 3% (the “HH Notes”). The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes as part of the previously-mentioned financing, except (i) that the HH Notes are convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company's shareholders, Verlinvest S.A. (“Verlinvest”), agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes are expected to close no later than May 31, 2023, subject to receipt of shareholder approval, consents under certain of the Company’s financing arrangements, and the satisfaction or waiver of customary closing conditions.

On May 9, 2023, the Company announced that Global President Jean-Christophe Flatin will become the Company’s next Chief Executive Officer, effective June 1, 2023, and that Toni Petersson will transition to become Co-Chairman of the Board of Directors on the same date.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These forward-looking statements are contained principally in this Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”), those listed under Part II, Item 1A of this Report on Form 6-K and other filings with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position, industry and business trends, business strategy, market growth, and anticipated cost savings. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in our 2022 Annual Report, the risk factors set forth in this Report on Form 6-K and the following:

•
We have a history of losses, and we may be unable to achieve or sustain profitability;
•
The COVID-19 pandemic, has had, and we expect will continue to have, certain negative impacts on our business. these impacts may have a material adverse impact on our financial condition and result of operations;
•
Our future business, results of operation and financial condition may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients that our limited number of suppliers are able to sell to us that meet our quality standards;
•
The strategic partnership with Ya YA Foods may not be successful, which could adversely affect our operations and manufacturing strategy;
•
A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations;
•
We maintain our cash and cash equivalents at financial institutions, often in balances that exceed federally insured limits;
•
The primary components of all our products are manufactured in our six production facilities, and any damage or disruption at these facilities has in the past harmed, and may in the future harm, our business;
•
Our brand and reputation may be harmed due to real or perceived quality, food safety or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations;
•
Food safety and food-borne illness incidents or other safety concerns have led to product recalls and such events may in the future materially adversely affect our business by exposing us to lawsuits or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings;
•
We may not be able to compete successfully in our highly competitive market;
•
Sales of our oatmilk varieties contribute a significant portion of our revenue. A reduction in sales of our oatmilk varieties would have an adverse effect on our financial condition;
•
If we fail to effectively expand our processing, manufacturing and production capacity, or we fail to find acceptable co-packing partners to help us expand, as we continue to grow and scale our business to a steady operating level, our business, results of operations and our brand reputation could be harmed;
•
We may not successfully ramp up operations at any of our new facilities, or these facilities may not operate in accordance with our expectations;
•
Our operations in China could expose us to substantial business, regulatory, political, financial and economic risks;
•
Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow;

•
Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected;
•
We are subject to risks related to sustainability (including environmental, climate change, and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation;
•
A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers;
•
Consolidation of customers or the loss of a significant customer could negatively impact our sales and profitability;
•
Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business;
•
Failure to retain our senior management or to attract, train and retain employees may adversely affect our operations or our ability to grow successfully;
•
Disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations;
•
Our operations are subject to U.S., European and the People’s Republic of China laws and regulations, and there is no assurance that we will be in compliance with all regulations;
•
Changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, financial condition and results of operations;
•
Failure by our suppliers of raw materials or co-producers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business;
•
We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations;
•
Changes to international trade policies, treaties and tariffs, including as a result of the United Kingdom’s withdrawal from the European Union (the “EU”), or the emergence of a trade war could adversely impact our business, financial condition and results of operations;
•
We may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success;
•
We have previously identified material weaknesses in our internal control environment. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner;
•
Our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders;
•
Our operating results and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment;
•
We are subject to securities class action litigation and could be subject to additional litigation in the United States or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities;
•
We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;
•
You may not be able to exercise your right to vote the ordinary shares underlying your ADSs;
•
We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs;
•
Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments;
•
We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs; and
•
Transactions relating to our Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities.

The forward-looking statements made in this Report relate only to events or information as of the date on which the statements are made in this Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Report and the documents that we reference in this Report and have filed as exhibits to this Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Overview

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant- based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly.

Components of Results of Operations and Trends and Other Factors Affecting our Business

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations and trends and other factors affecting our business.

Strategic actions – an update

As communicated in our 2022 Annual Report, we announced several strategic actions at the time of our third quarter earnings release on November 14, 2022. The strategic actions were initiated to adapt our supply chain network strategy and simplify our organizational structure in order to position us for our next phase of growth. We believe these actions will increase the agility of our organization and drive profitability with a more asset-light strategy.

On March 1, 2023, we consummated the transactions contemplated by a long-term strategic partnership agreement with YYF entered into on December 30, 2022 to enable our Ogden, Utah and Fort Worth, Texas facilities (respectively, the “Ogden Facility” and the “DFW Facility”) to be converted to a hybrid manufacturing model. As part of the agreement, YYF acquired a majority of the assets (including mixing and filling equipment) used in the operation and assumed the property lease at Oatly’s production facility in Ogden and responsibility for the completion of construction of the production facility and the lease in Fort Worth. Oatly retained full ownership and operation of proprietary oat base production lines in each facility.

We have implemented strategic actions to simplify our organizational structure with a view to driving more balanced growth and profitability in the future. We have reviewed the organizational structure to adjust the fixed cost base globally including professional services and other related costs. The savings are expected to come from a reduction in force as well as professional services and other related costs. We expect that the majority of the identified gross expense savings will be reinvested in the business to support business growth and market expansion activities.

We have recorded restructuring costs of $1.2 million in the first quarter 2023 related to continued activities linked to simplifying our organizational structure and we expect to continue to identify and execute on incremental opportunities throughout 2023.

Impact of the Current Macroeconomic Environment on our Results

The COVID-19 pandemic in mainland China continued to have an impact in our business operations, results of operations and cash flows during the first quarter of 2023. However, we expect that the impact from COVID-19 pandemic on our business operations in mainland China should improve throughout the remainder of 2023. We forecast cost inflation to continue to have a negative impact on our results of operations, albeit at lower levels than in 2022. We expect the inflationary pressure to be offset by improved utilization of our facilities and other supply chain network improvement activities in addition to, as previously communicated, pricing actions implemented in EMEA during the first quarter of 2023 and previously implemented pricing actions during 2022 in both EMEA and Americas, respectively.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three geographic regions: EMEA, the Americas and Asia. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

EMEA is our largest revenue-producing region, followed by the Americas and Asia. Currently, our primary markets in EMEA are the United Kingdom, Germany and Sweden. In the Americas, substantially all of our revenue to date can be attributed to the United States, and in Asia, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the three months ended March 31, 2023, on a consolidated level, oatmilk accounted for over 90% of our revenue.

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported net revenue. These promotional activities impact our net revenue and changes in such activities could impact period-over-period results.

The following factors and trends in our business have driven net revenue growth over prior periods and are expected to be key drivers of our net revenue growth going forward:

•
Continue to expand household penetration to reach new consumers and increase the repeat purchase rates of existing consumers by continuing to invest in advertising and marketing to increase awareness of our brand and products.
•
Expand our presence across channels:
o
Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive velocity increases.
o
Expand footprint across the foodservice channel, including independent coffee shops and branded foodservice chains such as Starbucks, as we believe this will help encourage trial, drive consumer awareness of our brand and create strong pull into the food retail and e-commerce channels.
•
Scale our e-commerce capabilities by strategically partnering with leading third-party platforms and leveraging our own direct-to- consumer Oatly.com e-commerce platform to market our products and increase our reach.
•
Extend product offering through new product development within existing and new product categories to capture the market-specific consumer needs in each of the regions in which we operate.
•
Enter new international markets through our proven foodservice-led strategy.
•
Optimize global production capacity to meet consumer demand.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our net revenue less costs of goods sold. We have scaled our production capacity significantly over the past couple of years. Our gross profit margin has benefited and will continue to benefit from the localization of production capacity closer to our customers and consumers. Over time, we expect to improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs, including a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers. The ramp-up period of our new facilities has been extended beyond our original plans, impacted by events such as COVID-19 restrictions, market shut-downs, and operational challenges.

Inflation has increased significantly during the past two years, we have implemented pricing actions to partially offset these headwinds. Further pricing actions might be enacted if deemed necessary to offset cost of goods sold inflation, but there is no assurance we will be able to offset all inflationary pressure impacting our business operations.

Operating expenses

Research and development expenses consist primarily of personnel related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products. We expect these expenses to increase somewhat in absolute dollars but to slightly decrease as a percentage of revenue as we continue to scale production.

Selling, general and administrative expenses include primarily personnel-related expenses for our sales, general and administrative staff, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e. outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. We will also continue to incur increased administrative and compliance costs as a result of being a public company. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions. We expect selling, general and administrative expenses to increase in absolute dollars as we increase our expansion efforts to meet our product demand but to decrease as a percentage of revenue over time.

Other operating income and (expenses), net, consists primarily of net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net, primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax (expense)/benefit represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the interim condensed consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three months ended March 31,
	2023		2022
	(in thousands $)	% of revenue	(in thousands $)	% of revenue
Revenue	195,645	100.0%	166,186	100.0%
Cost of goods sold	(161,557)	(82.6)%	(150,338)	(90.5)%
Gross profit	34,088	17.4%	15,848	9.5%
Research and development expenses	(5,714)	(2.9)%	(4,264)	(2.6)%
Selling, general and administrative expenses	(98,855)	(50.5)%	(104,073)	(62.6)%
Other operating income and (expenses), net	(1,088)	(0.6)%	332	0.2%
Operating loss	(71,569)	(36.6)%	(92,157)	(55.5)%
Finance income and (expenses), net	(1,996)	(1.0)%	3,577	2.2%
Loss before tax	(73,565)	(37.6)%	(88,580)	(53.3)%
Income tax expense/(benefit)	(2,012)	(1.0)%	1,121	0.7%
Loss for the period attributable to shareholders of the parent	(75,577)	(38.6)%	(87,459)	(52.6)%

For the three months ended March 31, 2023

Revenue

Revenue increased $29.5 million, or 17.7%, to $195.6 million for the three months ended March 31, 2023, net of sales discounts, rebates and trade promotions from $166.2 million for the three months ended March 31, 2022, which was primarily a result of continued sold volume growth for our products across the three segments in addition to price increases implemented in EMEA primarily during the first quarter of 2023 and in the third quarter of 2022 in the Americas. Excluding a foreign currency exchange headwind of $9.6 million, revenue for the first quarter was $205.3 million, or an increase of 23.5%, using constant exchange rates (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The sold finished goods volume for the three months ended March 31, 2023 amounted to 128 million liters compared to 118 million liters in the same period last year. The produced finished goods volume for the three months ended March 31, 2023 amounted to 122 million liters compared to 121 million liters for the same period last year.

The Company continued to experience revenue growth across the retail and foodservice channels, for the three months ended March 31, 2023 compared to the prior year period.

EMEA, the Americas and Asia accounted for 50.2%, 32.7% and 17.1% of our total revenue in the three months ended March 31, 2023, respectively, as compared to 54.4%, 28.3% and 17.3% of our total revenue in the three months ended March 31, 2022, respectively. In constant currency, EMEA, the Americas and Asia accounted for 51.5%, 31.2%, and 17.3% of our total revenue in the three months ended March 31, 2023, respectively.

The year over year sold volume growth we experienced across the three segments was in EMEA primarily driven by the overall growth of the plant-based category and oats in particular, our focus on strengthening our core markets as well as expanding into adjacent countries to our core markets. Our sold volume growth in the Americas has been positively impacted by our stable supply of products enabling expanded distribution, while Asia has seen sold volume growth from expanded distribution and the introduction of new products, such as our Tea Master.

Cost of goods sold

Cost of goods sold increased by $11.2 million, or 7.5%, to $161.6 million for the three months ended March 31, 2023, from $150.3 million for the three months ended March 31, 2022, which was primarily a result of higher revenue across our three segments.

Gross profit and margin

Gross profit increased by $18.2 million, or 115.1%, to $34.1 million for the three months ended March 31, 2023, from $15.8 million for the three months ended March 31, 2022. Gross profit margin increased by 7.9 percentage points, to 17.4% for the three months ended March 31, 2023, from 9.5% for the three months ended March 31, 2022, which was primarily due to:

•
Continued pricing actions of 10.5 percentage points to offset higher cost of inflation of 2.1 percentage points.
•
Production and supply network improvements including absorption of fixed cost and logistics and warehousing set up of 1.9 percentage points, which was offset by,
•
Supply-chain reset in Americas of 1.2 percentage points primarily linked to co-packer network consolidation.
•
We also experienced a headwind from foreign exchange of 1.4 percentage points and other items, net of approximately 0.2 percentage points.

Research and development expenses

Research and development expenses increased by $1.5 million, or 34.0%, to $5.7 million for the three months ended March 31, 2023, from $4.3 million for the three months ended March 31, 2022 and also increased as a share of revenues 2.9% and 2.6%, respectively. The increase was primarily due to an increase in employee related expenses.

Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses decreased by $5.2 million, or 5.0%, to $98.9 million for the three months ended March 31, 2023 compared to $104.1 million for the three months ended March 31, 2022 and as a share of revenues, 50.5% and 62.6%, respectively. The decrease was primarily due to a decrease of $3.9 million in branding, advertising and marketing activities, a decrease of $2.6 million in customer distribution costs, a decrease of $2.5 million in external consultants, legal contractor and other professional fees and a decrease of $1.2 million in other related selling costs and third-party consultancy fees, which was offset by an increase of $5.1 million in employee related expenses driven by higher headcount as well as restructuring costs of $1.2 million. Customer distribution expense decreased as a share of revenue to 6.4% from 9.1%.

Other operating income and (expenses), net

Other operating income and (expenses), net, primarily consists of foreign exchange gains and losses on operating items. Other operating income and (expenses), net, for the three months ended March 31, 2023 and 2022, amounted to an expense of $1.1 million and income of $0.3 million, respectively.

Finance income and (expenses), net

Finance income and (expenses), net, decreased by $5.6 million to an expense of $2.0 million for the three months ended March 31, 2023, from income of $3.6 million for the three months ended March 31, 2022. The fluctuation in finance income and (expenses) net was primarily due to the impact of net foreign exchange losses of $5.8 million, which are mainly related to the revaluation of external and intercompany financing arrangements.

Income tax (expense)/benefit

Income tax expense decreased by $3.1 million to an expense of $2.0 million for the three months ended March 31, 2023 from a benefit of $1.1 million for the three months ended March 31, 2022. The effective tax rates for the three months ended March 31, 2023 and 2022 were 2.7% and (1.3%), respectively. The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our historical rapid growth, COVID-19 consumption dynamics, and macroeconomic trends, including higher inflation. As our company continues to grow, including the relative size of our markets, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in our Asia region compared to the remaining quarterly periods of the year.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity securities and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, to invest in our organizational capabilities to support our growth and for general corporate purposes. We are using this combination of financing to fund our continued expansion. We expect our net capital expenditures for 2023 to be in the range of $180 million to $200 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Any delays in our expected increase in production capacity, including as a result of the COVID-19 pandemic and other macroeconomic factors, could delay future capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Our primary sources of liquidity are cash and cash equivalents on hand and availability under our credit facilities. As of March 31, 2023, we had cash and cash equivalents of $78.8 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the above, we had access to $259.7 million in undrawn bank facilities as of March 31, 2023.

We undertook a significant refinancing of our principal credit facilities in April 2023. Following this refinancing, we have in place a senior secured credit revolving facility with commitments of SEK 2,100 million (equivalent of $202.4 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $48.2 million), and a term loan facility of $130 million and intercreditor arrangements as set forth below. Furthermore, the proceeds from our Convertible Notes offering (as further described below) totaled $291 million. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Sustainable Revolving Credit Facility and Term Loan B Facility

On April 18, 2023, our existing Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $202.4 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $48.2 million),

(iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the Term Loan B Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement rank pari passu with, and share in the same security and guarantees from, material companies in the group as, the EIF Facility (as defined below) and the Term Loan B Credit Agreement (as defined below) by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “Term Loan B Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the Term Loan B Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The Term Loan B Credit Agreement, contain ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The Term Loan B Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the Term Loan B Credit Agreement ranks pari passu with, and shares in the same security and guarantees from material companies in the group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into an Intercreditor Agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain Convertible Senior PIK Notes. The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

Convertible Notes

On March 23, 2023 and April 18, 2023, we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, collectively, the “Convertible Notes). The U.S. Notes and the Swedish Notes have substantially identical economic terms. The U.S. Notes were subject to mandatory redemption if the Term Loan B Credit Agreement were not executed. The proceeds from the U.S. Notes were kept in an escrow account and not released to the Company until the Term Loan B Credit Agreement was executed.

Certain of our existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at our option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by us. The Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 24, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. We may require conversion of the U.S. Notes and the Swedish Notes if the last reported sale price of our ADSs equals or exceeds 200% of their conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes and the Swedish Notes, respectively. The Convertible Notes benefit from the same covenants limiting incurrence of financial indebtedness by us and our subsidiaries as are contained in the current Term Loan B Credit Agreement.

On May 9, 2023 we entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. ("Hillhouse") to sell an additional $35 million in convertible notes, resulting in approximately $34 million in financing after reflecting an original issue discount of 3% (the “HH Notes”). The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes as part of the previously-mentioned financing, except (i) that the HH Notes are convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of our ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of our shareholders, Verlinvest S.A. (“Verlinvest”), agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes are expected to close no later than May 31, 2023, subject to receipt of shareholder approval, consents under certain of our financing arrangements, and the satisfaction or waiver of customary closing conditions.

Other Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of $8.2 million) with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. On October 6, 2022, the termination date of the EIF Facility was extended to October 11, 2025 and the amortization schedule thereunder revised, with amortizations in an amount of €0.3 million to be made on a quarterly basis starting on January 11, 2023. The loan facility and interest margin remain unchanged. As of March 31, 2023, we had €3.4 million (equivalent of $3.7 million) outstanding under the EIF Facility.

On November 10, 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $21.6 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender's approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., and distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of March 31, 2023, the Group had RMB 30 million (equivalent of $4.4 million) outstanding on the CMB Credit Facility.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Three months ended March 31,
	2023	2022
	(in thousands $)
Net cash flows used in operating activities	(71,212)	(68,938)
Net cash flows from/(used in) investing activities	15,876	(1,447)
Net cash flows from/(used in) financing activities	48,805	(4,165)

Net cash used in operating activities

Net cash used in operating activities increased by $2.3 million, or 3.3% to $71.2 million for the three months ended March 31, 2023 from $68.9 million for the three months ended March 31, 2022, which was primarily driven by a loss from operations. For more detail, see "Results of Operations" section above.

Net cash from/(used in) investing activities

Net cash from/(used in) investing activities increased by $17.3 million, to an inflow of $15.9 million for the three months ended March 31, 2023 from an outflow of $1.4 million for the three months ended March 31, 2022. During the first quarter of 2023 our investments in property, plant equipment amounted to $27.2 million offset by net proceeds from assets held for sale amounting to $44.0 million related to the YYF transaction. In the first quarter of 2022 our investments in property, plant equipment amounted to $53.3 million which was offset by proceeds from short-term investments of $53.3 used to fund our business operations and investments.

Net cash from/(used in) financing activities

Net cash from/(used in) financing activities increased by $53.0 million, to an inflow of $48.8 million for the three months ended March 31, 2023 from an outflow of $4.2 million for the three months ended March 31, 2022, which was primarily related to another drawdown under our revolving credit facility during the quarter.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 25 Commitments and Contingencies to our interim condensed consolidated financial statements, which are included elsewhere in this Report.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA and Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, and asset impairment charge and other costs related to assets held for sale.

“Constant Currency Revenue“ is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes asset impairment charge and other costs related to assets held for sale, although these are non-cash expenses, the assets being impaired may have to be replaced in the future increasing our cash requirements; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2023	2022
Loss for the period attributable to shareholders of the parent	(75,577)	(87,459)
Income tax expense/(benefit)	2,012	(1,121)
Finance (income) and expenses, net	1,996	(3,577)
Depreciation and amortization expense	12,233	10,731
EBITDA	(59,336)	(81,426)
Share-based compensation expense	8,047	10,037
Restructuring costs(1)	1,195	—
Costs related to the YYF transaction(2)	221	—
Adjusted EBITDA	(49,873)	(71,389)

(1)
Relates to severance payments as the Company reviews its organizational structure.
(2)
Relates to the close of the YYF Transaction. See Note 18 Non-current assets held for sale for further details.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the three months ended March 31, 2023.

	Three months ended March 31,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	98,216	90,483	98,216	7,495	105,711	8.5%	16.8%	6.4%	10.4%
Americas	64,041	47,017	64,041	—	64,041	36.2%	36.2%	6.5%	29.7%
Asia	33,388	28,686	33,388	2,118	35,506	16.4%	23.8%	23.0%	0.8%
Total revenue	195,645	166,186	195,645	9,613	205,258	17.7%	23.5%	8.7%	14.8%

Segment Information

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2023 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	98,216	64,041	33,388	—	—	195,645
Intersegment revenue	851	—	1,440	—	(2,291)	—
Total segment revenue	99,067	64,041	34,828	—	(2,291)	195,645
Adjusted EBITDA	6,584	(10,306)	(16,716)	(29,435)	—	(49,873)
Share-based compensation expense	(1,022)	(1,044)	(1,411)	(4,570)	—	(8,047)
Restructuring costs(1)	(1,008)	(187)	—	—	—	(1,195)
Cost related to the YYF transaction(2)	—	(221)	—	—		(221)
EBITDA	4,554	(11,758)	(18,127)	(34,005)	—	(59,336)
Finance income and (expenses), net	—	—	—	—	—	(1,996)
Depreciation and amortization	—	—	—	—	—	(12,233)
Loss before income tax	—	—	—	—	—	(73,565)

Three months ended March 31, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	90,483	47,017	28,686	—	—	166,186
Intersegment revenue	15,046	572	—	—	(15,618)	—
Total segment revenue	105,529	47,589	28,686	—	(15,618)	166,186
Adjusted EBITDA	(5,856)	(22,013)	(14,967)	(28,553)	—	(71,389)
Share-based compensation expense	(1,584)	(1,292)	(1,949)	(5,212)	—	(10,037)
EBITDA	(7,440)	(23,305)	(16,916)	(33,765)	—	(81,426)
Finance income and (expenses), net	—	—	—	—	—	3,577
Depreciation and amortization	—	—	—	—	—	(10,731)
Loss before income tax	—	—	—	—	—	(88,580)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2023 refer to intersegment revenue for sales of products from EMEA to Asia and from Asia to EMEA. Eliminations in 2022 refer to intersegment revenue for sales of products from EMEA to Asia and from Americas to Asia.

(1)
Relates to severance payments as the Company reviews its organizational structure.
(2)
Relates to the close of the YYF Transaction. See Note 18 Non-current assets held for sale for further details.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off‑balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Our critical accounting policies are described under the heading “Critical Accounting Estimates” in our 2022 Annual Report and the notes to the audited financial statements in our 2022 Annual Report. There were no material changes to our critical accounting policies and estimates from those discussed in our 2022 Annual Report.

Recent Accounting Pronouncements

Refer to Note 2 Summary of significant accounting policies to our interim condensed consolidated financial statements appearing elsewhere in this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk and liquidity risk. For further discussion and sensitivity analysis of these risks, see Note 3 Financial risk management to our audited consolidated financial statements for the year ended December 31, 2022 included in our 2022 Annual Report.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Note 25 Commitments and Contingencies we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 1A. Risk Factors

You should carefully consider the risks described in Item 3.D. "Risk Factors" in our 2022 Annual Report, the other information in this Report, including our unaudited condensed consolidated financial statements and the related notes, as well as our other public filings with the SEC, before deciding to invest in our ordinary shares. There have been no material changes to our risk factors since those reported in our 2022 Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: May 9, 2023	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer